gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

November 23, 2005

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the first amendment filing or represent an updating of material previously filed to reflect any developments in Snow & Sail Sport’s business as well as updating of the unaudited financial statements through September 30, 2005.  The paragraph numbers below correspond to the numbered comments in your November 16, 2005 letter of comment.

1.

We have added disclosure that we offer ski trips but do not offer sailing trips at this time in both the Prospectus Summary and Business Sections.

2.

The website, www.skimarket.com, has not yet been updated for winter activities. Our tours are listed on that site during the winter months when the tours take place. We have added disclosure clarifying that our tours are listed on the website in question during the winter season.

3.

The financial statements have been updated through September 30, 2005.

For the years ended December 31, 2004

4.

We have made the requested changes to old Risk Factor #18, now Risk Factor #19.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

November 23, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Summary financial data

5.

The correction has been made to the weighted average number of shares outstanding.

Management’s discussion and analysis or plan of operation

6.

We have described the reasons for variations as follows – “The changes from year-to-year relate almost entirely to the number of tours run in each period. We ran approximately 157 bus tours in 2004 as compared to approximately 42 bus tours in 2003. The average cost per bus tour was $2,085 in 2004 compared to $1,783 in 2003. The difference relates to the difference in the mix of resorts visited and general increases in recreation costs. We expanded operations in 2004 and used pricing that we believed was attractive to increase sales and develop a strong customer base. Our revenue per bus tour was $2,402 in 2004 compared to $2,393 in 2003. We will consider increasing prices for the 2005/2006 season to reach profitability. In addition, Mr. Petreult received a salary of $28,000 in 2004 and no salary in 2003.  During the 2005 winter ski season we conducted approximately 203 bus tours.”

Liquidity

7.

We have added the requested disclosure.

8.

We have added new Risk Factor #18 to address the issue of the impact of our costs of being a public company.

9.

We have added the requested disclosure.

10.

We have added the requested disclosure.

Business

11.

We have added the requested disclosures of the services provided to us by Mr. Greeley in the “Employees” subsection.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

November 23, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Directors, Executive Officers, Promoters and Control Persons

12.

See the response to Item 11 above. A cross reference has been added to the description of Mr. Greeley’s background.

Audited Financial Statements

13.

The negative $10,425 arose as a result of the exchange of all of the shares of the S corp for 10,425,000 shares of the newly-formed C corp. At the time of the exchange, there was no balance in retained earnings resulting in the debit being charged to additional paid-in capital. Footnote 4 to the financial statements has been expanded to explain the transaction and entry in more detail.

Provision for Income Taxes

14.

The financial statements have been amended to conform with Topic 4B of the Staff Accounting Bulletins. Appropriate disclosure has also been inserted in the footnotes.

Signature Page

15.

It has been made clear that Mr. Tetreault is signing in his capacity as principal accounting officer.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Snow & Sail Sports, Inc.

Mantyla McReynolds, LLC